UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 6K

       REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d -16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 1998

               NATIONAL HEALTHCARE MANUFACTURING CORPORATION
                           (Name of Registrant)

        251 Saulteaux Crescent, Winnipeg, Manitoba Canada   R3J 3C7
                 (Address of principal executive offices)


1.   News Releases: June 8, 1998
                    June 26, 1998
                    June 29, 1998


Indicate by check mark whether the Registrant files of will file annual reports under cover of Form 20-F of Form 40-F.
                         Form 20-F   X       Form 40-F ___

Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.          Yes ___   No   X

                                 SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1943 , the registrant has duly cause this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

National Healthcare Manufacturing Corporation -- SEC No. 0-27998
                               (Registrant)

Date:      July 9, 1998                 By:/s/M. Seyed Torabian
     --------------------------            -------------------------------
                                                         M. Seyed Torabian,
                                                    Vice President/Director

FOR IMMEDIATE RELEASE
Contact:  Allen & Caron Inc             or   Alex Tsakumis
          Damon Wright (investors)           Manager, Investor Relations
          Denise Harrison (media)            National Healthcare
          (714) 957-8440                     Manufacturing Corporation
                                             (800) 883-8841

              NATIONAL HEALTHCARE MANUFACTURING CORP SELECTS
                 ALLEN & CARON INC FOR INVESTOR RELATIONS,
                         CORPORATE COMMUNICATIONS

WINNIPEG, MB, CANADA (June 8, 1998) . . .National Healthcare Manufacturing Corporation (Nasdaq:NHMCF / VSE:NHM) today announced the appointment of Allen & Caron, Inc as its corporate, investor, and financial relations firm. Allen & Caron Inc. has been retained for a 12 month period at a cost of US$7000 per month payable in cash.

National Healthcare Manufacturing President and CEO Mac J. Shahsavar commented, "During the last year, we have been aggressively expanding our product lines and distribution capabilities. As we continue to execute our strategic growth plan, we will call on the professional experience of Allen & Caron to assist us in properly positioning the Company in the investment community. In addition, their experience will be instrumental in introducing the Company to institutional investors, analysts and retail investment banks, as well as to the business, financial, manufacturing and packaging trade media."

Allen & Caron President Joseph Allen said, "The success of the Company's proprietary automated robotic production facility and hub-and-spoke distribution system, coupled with recent synergistic acquisitions, is reflected in its rapid revenue growth. Management's business plan fits well with our expanding list of emerging growth companies. We look forward to working closely with the senior management of National Healthcare," Allen continued, "to ensure that the Company's corporate and investor communications needs are effectively met with a full-range of professional services."

For   a   complete   corporate  package,  please  visit  our   website   at
http://www.nationalhealthcare.com or contact us at 1-800-883-8841.

On Behalf of the Board,

/s/Seyed M. Torabian

Seyed M. Torabian, P.Eng.
Executive Vice President


 Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

                               NEWS RELEASE

FOR RELEASE JUNE 26, 1998 AT 7:30 AM EDT
 Contact:Allen & Caron Inc        or        Alex Tsakumis
          Damon Wright (investors)           Manager, Investor Relations
          Denise Harrison (media)            National Healthcare
          (714) 957-8440                     Manufacturing Corporation
                                             (800) 883-8841


              NATIONAL HEALTHCARE MANUFACTURING CORP REQUESTS
                   REMOVAL FROM VANCOUVER STOCK EXCHANGE

WINNIPEG, MANITOBA (June 26, 1998) . . .National Healthcare Manufacturing Corporation (Nasdaq: NHMCF) announced today that, at its request, its common stock will no longer be traded on the Vancouver Stock Exchange, effective at the close of business June 30, 1998. The Company's common stock is currently traded on the Vancouver Stock Exchange under the symbol NHM. The Company's common stock will continue to trade on Nasdaq under the symbol NHMCF.

     National Healthcare is being recognized as a market leader committed to reducing healthcare costs by providing efficient and cost effective alternatives to conventional products and services to healthcare providers. NHMC owns and operates the world's first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, NHMC manufactures and distributes personal care, anti-microbial and cellulose based paper products such as examination gowns to healthcare and homecare institutions throughout North America and Europe. Also National Healthcare Logistics (a NHMC subsidiary), is revolutionizing conventional medical distribution with its state of the art Hub & Spoke logistics system.

On Behalf of the Board,

/s/Seyed M. Torabian

Seyed M. Torabian, P.Eng.
Executive Vice President

     Neither NASDAQ nor the VSE have reviewed or accept responsibility for the accuracy of this release.

    Paradigm Medical Industries, Inc.
    1127 West  2320 South, West Valley City, Utah  84119
    Tel.           (801) 977-8970
    FAX:           (801) 977-8973
    URL:           www.paradigm-medical.com


News Release
FOR IMMEDIATE RELEASE
Company Contacts:

National Healthcare
Manufacturing Corporation              Paradigm Medical
Allen & Caron Inc.                     Michael Stelzer, COO
Damon Wright (investors)               801-977-8970 (media & investors)
714/957-8440                           800-742-2633 (Alliance)
Denise Harrison (media)
714-957-8440

Paradigm Medical Industries and National Healthcare form Ophthalmic Product
                     Alliance with Pharmacia & Upjohn

    (Salt Lake City, UT) - June 29, 1998 - Paradigm Medical Industries, Inc. (NASDAQ: PMED) and National Healthcare Manufacturing Corporation (NASDAQ: NHMCF) announced today that they have signed a co-distribution agreement with Pharmacia & Upjohn (NYSE: PNU) covering a range of ophthalmic products.

    Under terms of the agreement, the three companies will offer a comprehensive package of products to cataract surgeons, including cataract surgical equipment, intraocular lens implants, intraocular pharmaceuticals, surgical instruments, and sterile procedure packs.

    Paradigm will provide a turnkey ordering and delivery of products from its Salt Lake City headquarters; National Healthcare will employ its fully automated production facility to package a line of standard and custom sterile cataract procedural packs.

Pharmacia & Upjohn products to be distributed as part of the alliance agreement include Healonr and Healon GVr viscoelastic solution and the CeeOn line of foldable, small-incision intraocular lens implants, designed to replace the natural lens removed during cataract surgery.

    "The combined products and services covered by this agreement are in response to the need for improved, flexible customer support in the cataract surgery field," said Michael Stelzer, Paradigm Chief Operating Officer and Paradigm Pharmacia & Upjohn Alliance program coordinator. "This alliance with National Healthcare and Pharmacia & Upjohn will provide a comprehensive, customer-focused product line to the 17,000 cataract surgeons in the United States."

     Paradigm is a high technology ophthalmic device company that manufactures the Precisionist ThirtyThousandT ophthalmic workstation, utilized in cataract surgery for phacoemulsification. Paradigm is currently conducting clinical trials in the United States for its PhotonT laser cataract removal system.

Paradigm Medical Industries and National Healthcare form Ophthalmic Product Alliance with Pharmacia & Upjohn


    National Healthcare's commitment to reducing healthcare costs has led to widespread recognition as a market leader. This cost reduction is realized by offering healthcare providers efficient and cost effective alternatives to conventional products and services. National Healthcare owns and operates the world's first and only automated robotic production facility capable of assembling and packaging various kits and trays for medical and surgical procedures. Through its wholly owned subsidiaries, National Healthcare manufactures and distributes personal care, anti-microbial, cellulose-based paper products-such as examination gowns-to healthcare and homecare institutions throughout North America and Europe.
In   addition,  National  Healthcare  Logistics  (a  National   Healthcare
subsidiary) is redefining conventional medical distribution with its state-of-the-art Hub & Spokes logistics system. For more information about the
company,    visit    our    site   on    the    World    Wide    Web    at
http://www.nationalhealthcare.com.